UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 4, 2021

Teledyne Technologies Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-15295	25-1843385
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1049 Camino Dos Rios Thousand Oaks, California	91360-2362
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 373-4545

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name on each exchange on which registered
Common Stock, par value $.01 per share	TDY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

At 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) on January 4, 2021, Teledyne Technologies Incorporated (the “Company”) hosted a conference call with FLIR Systems, Inc. (“FLIR”) to discuss the previously disclosed merger transaction involving the Company and FLIR. A replay of the call can be accessed at Teledyne’s website at www.teledyne.com/investors/presentations and a copy of the conference call transcript is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

The information furnished pursuant to this Item 7.01, including Exhibit 99.1, shall in no way be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Description

Exhibit 99.1	January 4, 2021 Conference Call Transcript

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL Document)

Additional Information and Where to Find It

In connection with the proposed transaction between Teledyne and FLIR, Teledyne will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Teledyne and FLIR and a Prospectus of Teledyne, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Teledyne and FLIR will be submitted to Teledyne’s stockholders and FLIR’s stockholders for their consideration. Stockholders of Teledyne and stockholders of FLIR are urged to read the registration statement and the joint proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Teledyne and FLIR, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Teledyne, Attn: Investor Relations, 1049 Camino Dos Rios, Thousand Oaks, California 91360, or to FLIR, Attn: Corporate Secretary, 1201 S Joyce St, Arlington, Virginia 22202.

Participants in the Solicitation

Teledyne, FLIR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Teledyne’s directors and executive officers is available in its definitive proxy statement for its 2020 Annual Meeting, which was filed with the SEC on March 10, 2020, its Annual Report on Form 10-K for the year ended December 28, 2019, which was filed with the SEC on February 24, 2020, and certain of its Current Reports on Form 8-K. Information regarding FLIR’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Forward-Looking Statements Cautionary Notice

This report contains forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, with respect to management’s beliefs about the financial condition, results of operations and businesses of Teledyne in the future. Forward-looking statements involve risks and uncertainties, are based on the current expectations of the management of Teledyne and are subject to uncertainty and changes in circumstances. The forward-looking statements contained herein may include statements about the expected effects on Teledyne of the proposed acquisition of FLIR, the anticipated timing and scope of the proposed transaction, anticipated earnings enhancements, estimated cost savings and other synergies related to the proposed transaction, costs to be incurred in achieving synergies, anticipated capital expenditures and product developments, and other strategic options. Forward-looking statements generally are accompanied by words such as “projects”, “intends”, “expects”, “anticipates”, “targets”, “estimates” and words of similar import that convey the uncertainty of future events or outcomes. All statements made in this communication that are not historical in nature should be considered forward-looking. By its nature, forward-looking information is not a guarantee of future performance or results and involves risks and uncertainties because it relates to events and depends on circumstances that will occur in the future.

Actual results could differ materially from these forward-looking statements. Many factors could change anticipated results, including ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world; the occurrence of any event, change or other circumstances that could give rise to the right of Teledyne or FLIR or both to terminate the Merger Agreement; the outcome of any legal proceedings that may be instituted against Teledyne or FLIR in connection with the Merger Agreement; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or stockholder approvals or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the failure to obtain the debt portion of the financing for the proposed transaction; the inability to complete the acquisition and integration of FLIR successfully, to retain customers and key employees and to achieve operating synergies, including the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Teledyne and FLIR do business; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the inability to develop and market new competitive products; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with U.S. GAAP and related standards; and operating results of FLIR being lower than anticipated.

Additional factors that could cause results to differ materially from those described above can be found in Teledyne’s Annual Report on Form 10-K for the year ended December 29, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 29, June 28 and September 27, 2020, all of which are on file with the SEC and available in the “Investors” section of Teledyne’s website, teledyne.com, under the heading “Investor Information” and in other documents Teledyne files with the SEC, and in FLIR’s Annual Report on Form 10-K for the year ended December 31, 2019, and its Quarterly Reports on Form 10-Q for the periods ended March 30, June 30 and September 30, 2020, all of which are on file with the SEC and available on the “Investor Relations” page of FLIR’s website, flir.com, under the heading “Filings and Financials” and in other documents FLIR files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Teledyne nor FLIR assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TELEDYNE TECHNOLOGIES INCORPORATED

By:	/s/ Melanie S. Cibik
Melanie S. Cibik
Senior Vice President, General Counsel, Chief Compliance Officer and Secretary

Dated: January 4, 2021

Exhibit 99.1

TDY / FLIR Conference Call – Edited Transcript

Operator: Good day and welcome to the Teledyne planned acquisition of FLIR conference call. All participants will be in a listen only mode. Should you need assistance, please signal a conference specialist by pressing * then 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press * then one on a touch tone phone. To withdraw your question, please press * then two. Please note this event is being recorded. I would like now to turn the conference over to Jason VanWees, please go ahead.

Jason VanWees: Good morning, everyone. This is Jason VanWees, executive president of Teledyne and I would like to welcome everyone to the call this morning. Earlier today, we announced strong preliminary fourth quarter and full year results. Simultaneously, Teledyne and FLIR jointly announced our agreement for Teledyne to acquire FLIR. Joining me today are Teledyne’s executive chairman, Robert Mehrabian, Teledyne’s senior vice president and treasurer Steve Blackwood, and also on the call are FLIR’s President and CEO, Jim Cannon, and executive vice president and chief financial officer Carol Lowe. After remarks by Robert and Jim, we will ask for your questions. Before we get started though, of course please note that risk factors and our respective SEC filings, as well as the forward-looking statements and proxy solicitation language, are shown in the news releases this morning, and of course actual results may differ materially. Here is Robert.

Robert Mehrabian: Thank you, Jason. Good morning and thanks everyone, and a special thank you to Jim and Carol from FLIR, who are joining our call and webcast. I want to open with very brief introductory comments, and then walk through the slide deck provided with the announcement, after which I’ll turn the call to Jim for his remarks. To start, for over two decades we have transformed Teledyne into a well-balanced industrial technology company. Furthermore, we have consistently and predictably demonstrated our ability to compound earnings and cash flow. Today, we are indeed very pleased to announce that FLIR’s exciting technologies and products and outstanding employees will be joining the Teledyne Family. I will now comment on the materials prepared for today’s call. On slide 2, you see an overview of the transaction. Aggregate consideration for the transaction is approximately 8 billion dollars. This will consist of half Teledyne stock and half cash. As a result, FLIR stockholders will own approximately 20% of the combined company. We have secured fully committed financing for the transaction sufficient for both the cash consideration to FLIR stockholders as well as to finance existing debt. Assuming a mid-2021 closing, estimated net leverage at closing is expected to be approximately 4x EBITDA. Given both company’s strong history of free cash flow conversion and our commitment to maintain a solid, investment-grade profile, we expect net leverage to decline to less than 3X by year end 2022. Primarily through the elimination of public company costs, we expect immediate pre-tax synergies of about 40 million dollars per year, with total synergies growing to about 80 million dollars per year over time. Finally, we expect the acquisition to be immediately accretive to earnings, excluding transaction costs and intangible asset amortization. Furthermore, we expect the transaction to be accretive to GAAP earnings per share in the first full calendar year following the acquisition. Turning to slide 3, our respective companies are perfectly complementary, with minimal overlapping technologies and markets. First, our sensors are based on different semiconductor technologies for imaging across different wave lengths. Second, our products serve customers, serve different customers and applications. Third, in the autonomous systems domain, our respective products represent a continuum of capabilities from subsea in the case of Teledyne to land and unmanned airsystems for FLIR. While our products and markets are different, our business models are the same. We each provide sensors, cameras and sensor systems to our customers, and both of our business portfolios are balanced among commercial and government markets and geographies. Shown in slide 4, you will see that our respective infrared imaging products are different, but truly complementary. Teledyne primarily produces extremely high-performance infrared detectors used for astronomy and space-based imaging applications. FLIR does not participate in this niche market segment. However, as one travels closer to the ground, FLIR’s products increasingly proliferate from helicopters to soldiers to firefighters throughout commercial tomography and finally, automotive advanced driver systems. Turning to slide 5, at the core of our companies is proprietary sensor technologies. On the left side of the wave length spectrum, Teledyne designs imaging sensors for use in the x-ray, ultraviolet, visible and near-infrared domains. Moving to the center of the wavelength spectrum, Teledyne produces infrared detectors but again, for the space and astronomy niche market segment. These detectors are based on mercury cadmium telluride, also known as MCT. To the right of the wave length spectrum, Teledyne provides devices for millimeter wave, microwave and radio frequency applications such as radar. On the other hand, throughout the middle of the wavelength spectrum, FLIR provides many more products for different applications in the large overall infrared imaging market. Furthermore, FLIR’s products are primarily based on different semiconductor materials and technologies, shown on the lower right portion of the slide. On slide 6, you will see further transformation of Teledyne. With FLIR, Teledyne will be comprised of approximately 60% imaging businesses and 80% of total instrumentation and imaging businesses. I will now turn the call over to Jim for his brief comments. Jim?

Jim Cannon: Thank you, Robert. I’m pleased to join you to announce this exciting combination. We’ve long admired Teledyne and we could not be more excited to join forces through this value-creating transaction. Over the last 2 years, FLIR has embarked on a strategic pivot away from commercial and consumer markets to strengthen and grow our industrial and defense businesses. The progress we’ve made since first announcing this change in course has allowed us to build significant momentum across the enterprise, driving growth, innovation and key business wins even in the dynamic macro-economic conditions of the last several quarters. When we look at this transaction from FLIR’s perspective, it makes sense strategically and financially. Our offerings are uniquely complementary with Teledyne’s, and we serve different customers with different applications. Importantly, Teledyne shares our focus on continuous improvement and operational excellence. We have very similar business models. Before I turn the call back to Robert I’d like to take a moment to thank the thousands of FLIR employees who work hard every day to provide the innovative technologies that help our customers around the globe make more informed decisions that save lives and save livelihoods. They will continue to play a key part of FLIR’s success as a part of Teledyne. We look forward to working closely with the Teledyne team to bring our two companies together and capitalize on the important opportunities ahead. With that, I’ll turn the call back to Robert.

Robert Mehrabian: Thank you very much Jim. We would like now to take your questions. Operator – if you’re ready to proceed with the questions and answers, please go ahead.

Operator: We will now begin the question and answer session. To ask a question, you may press * then 1 on your touch tone phone. If you’re using a speaker phone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press * then 2. At this time, we will pause momentarily to assemble our roster. Our first question comes from Peter Arment with Baird, please go ahead.

Peter Arment: Thank you, good morning. Thanks Robert and Jim, congratulations on the deal. Maybe if just one, could you maybe walk us through on what you expect on kind of the regulatory process on the reviews that – any challenges or any hurdles that you think involving this deal? And then maybe Jim if you could just provide a little color on any of the background of how the deal came together? Thanks.

Robert Mehrabian: Sure, Peter. We have of course to go – we have to go through HSR and we have probably some customary reviews overseas in different countries that we have to go through, in terms of the overall picture, because our technologies and markets are very different and we serve different segments of the market, we don’t anticipate any issues on those approvals. Jim, do you want to answer the second part?

Jim Cannon: Yeah, Peter, ya know we know the market well and we’ve long admired Teledyne and their accomplishments. So when this opportunity arose, the Board evaluated it with the assistance of independent financial and legal advisors and the voting directors voted unanimously that this is in the best interest of our company and our stockholders. Additional details of course will be in the proxy.

Peter: Ok, appreciate that. Thanks.

Robert Mehrabian: Thanks Peter.

Operator: Our next question comes from Greg Conrad with Jefferies. Please go ahead.

Greg Conrad: Congrats. Just wanted to maybe – a little bit more on the deal background. How did you come up with the right mix of equity and cash, and I guess this is maybe more for Robert, and then along those lines if I look at the multiple paid at least I’m calculating maybe 17x EBITDA, you know which is maybe above what you typically acquire companies at, just kind of the thought process on valuation.

Robert Mehrabian: Sure, good morning to you. First, we think it’s a reasonable range, the mix of stock and equity. As you know, we’ve never issued stock for a transaction. On the other hand in this transaction, we want to keep our leverage investment grade. As a consequence, we think the mixture of 50-50 is appropriate and it keeps our leverage where both it will be investment grade but also we can reduce the leverage quickly over time. Second, in terms of our offering, the multiple offering, I think FLIR is a tremendous asset for Teledyne and our shareholders, and we believe that over time with our ability to predictably and consistently improve earnings, it will be a great addition to the Teledyne family. Thank you.

Greg Conrad: And then just one follow up to that, I mean you guys have proven how good you are at M&A and I just think about you know e2v, DALSA, and LeCroy and what you’ve been able to do there, you mention minimum overlap between the two portfolios but maybe where are the top two or three areas where maybe there’s potential for revenue synergies or accelerated innovation and you know areas where we could expect to benefit the most.

Robert Mehrabian: Well, I think the bottom line is very simple. The technologies that cut across our two businesses, the underlying technologies, are identical – they are electromagnetic and they go from, way over from x-rays to radio waves, and frankly, when you think about digitization, all of these waves have a common denominator of having speed, speed of light, equal to wavelength times frequency. And the analysis and the digitization and the ability to view what you see is extremely important, and that kind of is the core of our shared abilities. I think they bring a unique capability but in different semiconductor materials than ours. We bring a unique capability across x-rays, very specific niche infrared, and then moving to microwaves and radio waves.

Greg Conrad: Thank you.

Robert Mehrabian: Thank you.

Operator: Our next question comes from Pete Skibitski with Alembic Global. Please go ahead.

Pete Skibitski: Hey good morning guys. Hey Robert, just on the cost synergy takeout goal 80 million over time. You talked about that initial slog being the public company takeout. How do you get to the rest of that as site consolidation evolves? Just want to get a sense of the timing and how complex it could be to get to that higher goal.

Robert Mehrabian: I think if you look at a lot of mergers that have been announced, the percentage of synergies that have been talked about is significantly higher than the percentage we’re talking about. Having said that, I don’t expect any site consolidation between our two companies as such. On the other hand, last year just in 2020, we were able to take 31 million dollars out of our procurement by managing, reducing the number of suppliers, increasing automation, negotiating, and I think we can do things like that plus there are attrition in both of our businesses and when that happens we’ll use that effectively to make sure that we have savings. Finally, public company costs are really important, but also there are integration into Teledyne and compliance programs of Teledyne that should come to the benefit of both companies. Thank you.

Pete Skibitski: Thank you. Appreciate it.

Operator: Our next question comes from Jim Ricchiuti from Needham & Company. Please go ahead.

Jim Ricchiuti: Hi, thank you. Can you hear me okay?

Robert Mehrabian: Oh yes. Good morning to you. How are you?

Jim Ricchiuti: I’m fine, thank you. Glad we got that resolved. A couple of questions. Robert, I think as it relates to – and Jim maybe you can give us a sense as well – how do we think about the geographic distribution of revenues on a pro-forma basis? And if you can perhaps help us a little bit – with China, given the ongoing concerns folks have about that market, I think for Teledyne my sense is it was less than 10% of revenues, and Jim I don’t know if you can give a little bit of color as it relates to FLIR’s exposure there.

Jim Cannon: Yeah, FLIR’s exposure in China is also relatively small as well. Our key markets are North America and Europe.

Robert Mehrabian: Ok

Robert Mehrabian: Jim, as you know our exposure in China is about 8%. But that also cuts across different segments, for example, we have a lot of our sensors in the instruments segment in air quality monitoring, et cetera, that we sell in China, so when you look at the combined exposure and specifically in the digital imaging we’re less than 8%, maybe half of that. The second thing is that together we’ll probably be around 26% in US government sales, and like we’ve described before in the commercial domain we sell more overseas than we do in the United States so I think that a portfolio that’s well balanced geographically as well as between government and industry is a very healthy mix for both of our combined companies.

Jim Ricchiuti: Thank you and just on the minimal competitive overlap is that mainly in some of the machine vision camera business the FLIR Point Grey business and some of the DALSA business?

Robert Mehrabian: Yeah I’d say that’s the only one and even there the sensors are different plus we are the ones that design those sensors, both CMOS and CCD sensors so its frankly minimal, there’s really nothing in the infrared domain that overlaps one another because we play in such different markets. We play at the very high end, very expensive space and astronomy markets whereas FLIR is everywhere else in the infrared domain.

Jim Ricchiuti: Last question if I may, just FLIR has had a good deal of success over the past one to two years in the unmanned space, Robert I’m wondering if you can comment on the appeal of that business, the attraction of that business, both ground-based and some of their air-based opportunities.

Robert Mehrabian: Sure, you know the most important thing we’ve found in unmanned domains, by the way just as very quick background, Teledyne has probably, had one of the most sophisticated drones in the world developed in the 90s, that was called the Global Hawk which eventually ended up travelling from here to Australia after Northrop bought that business from us through satellite communications. So we are very familiar with that domain, what was important there was the communication and sensors on the drones. If you look at our unmanned under-sea vehicles what is key there is our acoustic sensors that are able to both detect mines, map the sea floor, and do a variety of other things, so what FLIR brings to the Drone community as well as the land robot is their ability to apply very sophisticated sensors and be able to use those, so that they’re selling systems rather than just the truck. And we found that to be the most attractive part of our work in the undersea vehicle market and that’s the most attractive thing for us in FLIR’s comprehensive system development.

Jim Ricchiuti: Thank you congratulations to both of you on the deal.

Operator: Our next question comes from Michael Ciarmoli from Truist, please go ahead.

Michael Ciarmoli: Good morning guys, congratulations, thanks for taking the question here. Uh, hey Robert its been a while. Back to the valuation question how did you guys think about kind of the multiple and EBITDA if it was 2020 or 2021 when you think about the 200 million dollars of EST Camera sales that FLIR had that might not repeat, it seems like that non-repeatable business you’re going to have to deal with a hole next year and maybe the multiple looks you know more like 20x if you take out the high margin revenues.

Robert Mehrabian: To be very honest we never thought that market would be very durable and we thought at one time of touching that market ourselves and then we pulled back, a continuation of that market isn’t in our valuations. What is important is that some of the rest of the markets that have declined from the pandemic and they’re coming back. For us, our instruments markets are coming back our digital imaging markets are coming back and I think the rest of FLIR’s portfolio will come back and make up for that decline. Finally, I’ll say that there’s a favorable exchange ratio plus the interest rates right now are at the lowest in a decade and if there’s a time to make use of that currency this is the time and I think that’s another driver. I think the synergies between the two companies in technology, underlying technologies, overwhelm all other things.

Michael Ciarmoli: Got it and just on technology synergy as you look at the portfolios do you think about any other potential divestitures or do you think you continue to operate the FLIR portfolio the same way? I mean I think of your model and FLIR sells you know Camera Cores to OEM’s but then also has complete offerings selling to consumer trades, maybe they deal more with product lifecycles, do you think of changing the strategy at all or do you think you continue to let FLIR run the way it’s been running?

Robert Mehrabian: Well I think they have been very successful in doing what they’ve been doing and I don’t think you should really change things when they’re working. What’s similar between the two companies as I mentioned earlier is we both make sensors it’s just that they’re different sensors. We make cameras, they make cameras, and we make systems, and we sell both sensors, cameras, and systems ourselves, and so do they, but in different markets with different semiconductor products. So no divesting.

Michael Ciarmoli: And there should be, just last one on competitive overlap, I mean you guys have the caliber GX, the Linea line, they’ve got lepton boson and the machine vision they’ve got firefly, blackfly if I’m an OEM I guess I do have a fewer number of choices here, but like you just said it’s different technologies so you don’t anticipate any regulatory issues, even at the machine level or kind of camera core level?

Robert Mehrabian: No, let me come back to the caliber that you mentioned, which is obviously an uncooled camera, a micro-bolometer based camera. We sell very, very tiny amount of that. I would say it is in the million dollars or less. And we haven’t really attempted to get into that business and so I don’t think there is an overlap there at all.

Michael Ciarmoli: Okay, that’s perfect. Great, thanks a lot guys. Congrats.

Operator: Our next question comes from Blake Gendron with Wolfe Research. Please go ahead.

Blake Gendron: Thanks for the time this morning. Wanted to come back to the portfolio, seems very complementary, but I remember Teledyne noting in the past that certain commercial end markets are fairly competitive and even commoditized. And Jim you mentioned this morning, FLIR high-grading its own portfolio to move away from some of the commoditization. So Teledyne standalone, FLIR standalone versus maybe those commoditized markets, can you just comment on number one, the size, number two, the growth outlook across each, and number three, the competitiveness here moving forward?

Robert Mehrabian: I’ll start and then maybe Jim can take it. I think if you look at those very commoditized markets, I think FLIR exited those markets. And we’ve really never been in those markets. When those markets start going soft on us, we get out very fast. We’ve done that multiple times in our portfolio and upgrade our portfolio. So I think there is very similarity in our strategies. I don’t see that as an issue for us, or for the combined company. I think Jim, if you have a comment on that?

Jim Cannon: Yeah, that’s right Robert. You know, starting three years ago, we either divested or deliberately exited businesses that we felt were consumer commoditized like opportunities. So right now, our portfolio is focused on the industrial professional, the defense professional, with differentiated technologies.

Blake Gendron: Thank you, understood. And what would the rough growth outlook then be for the FLIR business? And then maybe if you wanted to delineate Industrial Technologies vs. Defense.

Robert Mehrabian: Let me take the overall outlook for us, as an independent company first. We are looking at, 2020 was a depressed year for everyone, and we are looking at growing single / mid-single digits this year organically. Maybe a little better than that. I think combined companies, I can’t tell you exactly what the growth rate would be, but I think it would be probably in the low single digits. But I’ll let Jim speak to FLIR’s outlook as a standalone entity.

Jim Cannon: Yeah, we have not provided formal, forward-looking guidance around growth, except to say we do expect we’ll exceed our fourth quarter full year commitment, where we’ll grow in this year. And as we go forward, we are positioned in really high-growth markets: unmanned systems, air and ground, that we mentioned, that are growing rapidly, as well as our focus on defense modernization, that despite what could be topline pressures in DOD, we know we are going to get continued funding and we have ability to take share. So we’ve worked really hard over the past three years to position the business with technologies with long-term growth opportunities.

Blake Gendron: That’s really helpful perspective. Just one more on operating margins, looking through the investment materials at FLIR, it looks like 21, 22% operating margins, I’m wondering how that compares to Teledyne, which tends to report on a pretty clean GAAP basis in digital imaging, how does that 21-22% operating margin compare to what Teledyne’s currently doing, and are there upsides to those synergy targets on the cost side where the combined technology portfolio could make for organic margin improvement moving forward?

Robert Mehrabian: Yeah, let me answer that, I think there is a difference in the margins, as you mentioned, there is a difference between GAAP and non-GAAP margins, ours are always on a GAAP basis, while our overall margin, let’s say for Q4, is going to be relatively high for us, at 17.5, 17.6%. That is, in our digital imaging business, that’s one of our higher margin businesses, that’s going to be between 21 and 22% this quarter. And that’s GAAP. So I would say, with that, I think the most important thing I can say is that, when we looked at the portfolio very carefully, we thought that, after the initial 6 months, we’ll be right on the costs of the transaction. And then, if we looked at it the following year, by the end of that time this transaction’s going to be accretive to our earnings.

Blake Gendron: Got it, thanks a lot for the time.

Robert Mehrabian: Thank you, Blake.

Operator: Our next question comes from Andrew Buscaglia with Berenberg. Please go ahead.

Andrew Buscaglia: Hey Robert, I was hoping you could answer, or provide your view on FLIR’s ADAV opportunity and if you see something in that that interests you or your technology that can be additive to that market. And what’s your view on Thermal in the ADAV market being a requirement, is that something you had looked into and done some due diligence on?

Robert Mehrabian: Andrew, interesting you asked that, we did a very quick set of visits on the first day of the year, two days ago. On Friday, we went to 5 of FLIR’s facilities in different teams, and myself, I went to the Santa Barbara facility where most of the cores are made, and we talked a bit about driver assistance and the use of FLIR’s product. And frankly, I was very impressed with their capability, and now infiltrating various automobile OEM markets with their products, they are making cameras for just about everybody, especially at the high end of the market. I think, over the long term, that’s going to be very helpful, and we also think that we ourselves, because we sell a lot of micro-electromechanical systems, or MEMS products to the automobile market, we both understand that volumes become important, and very critical if you have the capability to produce them. So I think that is going to be a very exciting area for both of us. And finally, on the totally automated unmanned automobiles, I think that is a reasonable distance away, I would say beyond 2025.

Andrew Buscaglia: Ok. And so Robert, Teledyne’s been able to grow earnings pretty substantially over the last several years, pre-pandemic, and FLIR, you know their earnings hasn’t quite grown as a lot of people had thought. So what makes you think that your taking on this asset and can grow it, have you looked into that, and what are your thoughts on the differences between these two businesses that one has been able to grow faster, and how would you change that?

Robert Mehrabian: I believe that you have to look at the fact that FLIR has grown, they may not have grown perhaps at the rate that we have, especially on the bottom line. On the other hand, they have a really solid business structure, a huge technological advantage over their competitors, I can tell you, when I walked through that facility in Santa Barbara, I was amazed at the quality of the products, the automation, the productions systems that were used, and they provide the core for almost a billion dollars of FLIR’s products, so I think appropriately structured with us, with our markets and their markets, we can grow both the topline, but as you know, more importantly, we always focus on the bottom line and cash as well.

Andrew Buscaglia: Ok. And just lastly, do you need China anti-trust approval as a condition to close this?

Robert Mehrabian: It’s possible. We are still looking at that. But I think the answer is probably yes. But just to add a word to that, the largest competitor in the uncooled market, are the Chinese themselves, and we, in the other domains, like in our instrument domains, we both supply to them as well as they compete with us, and we find that a very healthy environment for us.

Andrew Buscaglia: Ok. So no major concerns there, I’m assuming.

Robert Mehrabian: Not yet.

Andrew Buscaglia: Ok. Thank you.

Robert Mehrabian: Thanks Andrew.

Operator: Our next question comes from Joe Giordano with Cowen. Please go ahead.

Joe Giordano: Hey guys. I’m curious, is there, so your portfolio gets much broader and certainly fills some gaps, is there advantage to having like anecdotal market strategy that broader portfolio. Is there like an opportunity for integrated products, like more leverage on R&D or is it kind of fundamentally plugging in a non-overlapping portfolio into what you already have?

Robert Mehrabian: I think the answer is yes, that there are definitely advantages to having the broader offering for us. We are not factoring in at this time the revenue synergies. Having said that, when you go to market and you have a range of products, in the uh even in the infrared and visible and microwave and also ultraviolet and X ray, it’s a very strong selling point. Furthermore, our R&Ds are complimentary. We spent about the same percentage, 8%-10% in R&D in both of our businesses. As you know we have a central research laboratory here so I think we can benefit from each other’s R&D and capabilities in utilization.

Joe Giordano: You guys have spent time talking about your journey. You’ve gone through developing the portfolio and now you’re kind of still early stage on optimizing it. Now obviously a big transaction here, what does that do to your journey? Where, do you take a different approach to optimization now, with such a new entity coming in? Like is it a more wholesale price approach to how you do that?

Robert Mehrabian: Well, I don’t think so. I think the same approach, it’s just intensified. We have embarked on a process of improving our margins, our gross margins, and they have gross margins that are very attractive, they’re better than ours. So when you combine the two gross margins together, it moves ours up and as you know we’ve been working very diligently to move our own gross margins up. As you take some of the costs out, I think that would just come to our bottom line. I think we’re going to do what we’ve been doing before, were just going to do it and accelerate the process, period.

Joe Giordano: Fair enough, and then just two quick clarification questions from ones we’ve had from some clients here. FLIR has a dividend currently, you guys don’t. Any thoughts on that? And maybe, I’m sorry if you mentioned this earlier, but thoughts on changing the presentation of earnings to some sort of adjusted basis just for, at least for the deal related amortization because it’s going to be a pretty significant number now.

Robert Mehrabian: Yeah, there’s two parts to that. Let me answer the latter first. The deal itself, the expenses of the deal itself, obviously that’s going to disappear after six months or so. So it’s a significant number, yes. But, we’ll exclude that, and we did that by the way when we acquired e2v, we excluded that for six months and then we were done. As for intangible amortization, that’s about $2 or $2.50 for the combined company. If you look at the very short term and said look, we just exclude intangible amortization, then this is a really accretive transaction. But in the longer term, I don’t know if we’ll do that. We kind of are a GAAP company that sticks to GAAP but I think after a year we’ll go back to our roots of doing GAAP accounting and GAAP financial presentations. Let me go to the dividend questions. You asked that the first part. Of course FLIR as an independent company until the merger, and is going to have their dividend, but two, max, two dividends in the agreement. We at Teledyne as a company do not pay dividends and I don’t believe the combined company would either.

Joe Giordano: Great, thank you.

Operator: Our next question comes from Noah Poponak with Goldman Sachs. Please go ahead.

Noah Poponak: Hi good morning everyone. Robert, FLIR had provided financial targets, both medium to long term financial targets in 2018 that did not occur in subsequent years and then were withdrawn, and that’s with regard to top line margins and free cash flow. In your diligence of the company, it would be really helpful to hear your assessment of why that transpired and how you’re confident that there won’t be you know recurrence of that for the pieces of the businesses that drove that shortfall?

Robert Mehrabian: Oh my, Noah. That’s a tough one. Let me start by saying that FLIR has had to deal with issues that both Jim and I are aware of, both specifically in terms of export control. You know us, when we provide a target, we pretty much live up to it. In our 20 year history, we’ve had three occasions that we have had to lower our targets. The last one was in the first quarter of 2020 and I think we’re going to catch up to that. I think our next year’s targets, are very good and achievable. Plus, we stick to one year and max three year targets. I think together with FLIR we will follow the same path, fairly conservative, very disciplined, and provide targets, or analysts like you who provide targets for us, to meet or exceed those. I’ll just point you back to what we said earlier this morning. We hit our fourth quarter EPS, is a record for all times, at $3.16 to $3.19. The highest quarterly earnings we had was fourth quarter of 2019 at $3.06. Second, if you take our full year and say it’s at $10.30 approximately and you add the one-time charges that we’ve incurred this year, which is about $32 million, that’s equal to what we hit last year. So when we say we’re going to do better, we’re going to do better. I think together with FLIR we will do a very disciplined approach, to apply a very disciplined approach to the future. You can never predict what can happen with something that happened this year. On the other hand, businesses go down. We lost a lot of our business in the marine businesses, in the timeframes of 2015 and 2016. We lost almost half of our aerospace business in 2020, but we came out of it because we have a balanced portfolio and I think with FLIR and Teledyne’s portfolio, we will have the balanced portfolio that can tolerate the ups and downs in specific markets.

Noah Poponak: Okay.

Robert Mehrabian: I don’t know if that answered your question, but I think that’s the best I can do.

Noah Poponak: No I mean there have been a few questions on here about the sort of trailing financials of FLIR standalone and you haven’t pinpointed anything specific so the question is, is the business too diverse and complex to have looked at everything or did you look at everything and there wasn’t any singular large concern?

Robert Mehrabian: While I’ll just say we have looked at almost everything, we’ve even done the physical site visits, as short as they might be, you walk into the factory and talk to local management, you learn a lot. We learned a huge amount, both in Santa Barbara and Sweden, especially, where they make most of their cameras, those are phenomenal facilities with phenomenal management and we really don’t see a problem in running those businesses. I think that they are very healthy businesses with capable people running them. I don’t have any concerns. I don’t think it’s large and I think we understand the company pretty well considering we overlap in terms of our technologies.

Noah Poponak: In the defense unmanned piece, FLIR has expressed a strategy where there is very large revenue opportunities, very large growth opportunities, but at lower margins. Now, they’re lower margins though because it’s a totally different model of defense contracting versus commercial, which just has lower margins, but also a better risk profile and higher returns on capital. So it’s not necessarily lower margins for a bad reason. But they’re early enough in that that we all, as outsiders, I think, aren’t sure what the margin change is there. Have you looked at that, especially your history being less concerned about the top line and really all about the margins? Have you looked at that? And how much concern or lack thereof is there for you in the margin pressure associated with that?

Robert Mehrabian: If you look at our portfolio, we have four segments presently. Our Engineered Systems segment is primarily a systems business – very complementary to some of the programs that FLIR has, but also that is our lowest margin business. The margins there – operating margins that vacillate between 10 and 12 percent overall, and so when you say the lower margin – yes it is. Having said that, there are programs like our underwater vehicles for our special forces – the shallow water combat submersible – that’s a long program that we’ve already had over $340 million of revenue there and expect to go to probably about $500 million overall over the next few years as a program of record, and as a sole source or so of program of record. So that’s attractive in terms of stability, but having said that, one has to balance – at least we think that way – one has to balance the stability of some of those programs with the lumpiness of those programs. You get them sometimes, but then they go away, so you have to bring along a bunch of other programs and FLIR has done a very good job describing where they are. Having said all that, I think it’s important to balance the portfolio, otherwise our margins will not improve as we’ve laid out and we think together, we would really achieve a very balanced portfolio. We think together, our overall defense progress would be in the order of what we have now, 25-26 percent.

Noah Poponak: Okay, and then just one last quick one. In your 4Q preliminary, if I go to the $100 million revenue and the 17.5 percent EBITDA margin, if I use the – it doesn’t look like it would get to the earnings number you provided, unless there is something below the line. Is there a low tax rate or an other item below the segments?

Robert Mehrabian: It is comprised of two things. First, the tax rate – they’ve confirmed 60% of the improvement you see is due to one-time tax. You know we are straightforward on all of these things. 60-62% of that comes from one-time tax benefits, including stock option exercises. You never know how much stock option exercises are going to come in. The second part – the other 35+ percent – comes from margin improvement, period. And that comes from two parts. First I talked about procurement savings, $31 million in 2020, which by the way, will continue into 2022. Second, because of the hits that we took, especially on our aerospace business, we rationalized – or I should say, we reduced our workforce by about 9.7 percent. And we have to be very careful not to add that back – some of that was attrition obviously, but we don’t want to add that back because that is something we have to very disciplined about in order to improve – keep our improved margins. Having said that, we said all along that the standalone company, we expect our operating margins to improve about 100 basis points a year over the next few years. We’re going to stick to that.

Noah Poponak: Okay, Thank you.

Operator: This concludes our question and answer session, which also concludes our conference for today. Thank you for attending today’s presentation, you can now disconnect.